CHINA ENERGY VENTURES CORP.

Code of Business Conduct and Ethics

Drafted:

September 29, 2003

Approved and adopted by the Board of Directors:

March 29, 2004

The Board of Directors (“Board”) of China Energy Ventures Corp. (“Company”) has adopted the following Code of Business Conduct and Ethics (“Code”) for directors, officers, employees and consultants of the Company.  The Code is intended to focus on areas of ethical risk, provide assistance in the recognition of ethical issues and provide mechanisms to report unethical conduct and help foster a culture of honesty and accountability.

As a condition of working with/for the Company, all directors, officers, employees and consultants are required to comply with the Code of Business Conduct and Ethics.  To certify that you have read and understand the Code of Business Conduct and Ethics, sign in the space allotted at the end of the Code.

No code or policy can anticipate every situation that may arise.  Accordingly, this Code is intended to serve as a source of guiding principles.  You are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Corporate Secretary or the Corporate Compliance Consultant, who may consult with outside legal counsel as appropriate.

Obligation to Report

To protect the Company’s reputation and yours, you are required to report illegal or unethical conduct.  This report should be made to the Corporate Secretary or Chairman of the Board. Violations will be investigated by the Board or its designees and appropriate action will be taken in the event of any violations of this Code.

Retaliation & False Reports

Any retaliation or other manner of discrimination against someone who reasonably believes a violation or suspected violation of the Code has occurred, or is about to occur, is strictly forbidden and should be reported immediately.  Making malicious or intentionally false reports of a violation of the Code is also a violation of the Code.

Accuracy of Records

The Company relies on accurate information and reliable records to make responsible business decisions.  The Company requires honest and accurate recording, reporting and retention of information.  This includes business records as well as financial records.

All books, records and accounts must accurately reflect transactions and events, and conform both to Generally Accepted Accounting Principles and to the Company’s system of internal controls.

Conflict of Interest

A “conflict of interest” occurs when your private interest interferes in any way, or appears to interfere, with the interests of the Company.  Conflicts of interest also arise when you or a member of your family, receives improper personal benefits as a result of your connection to the Company.

You will avoid conflicts of interest with the Company.  Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company is to be disclosed immediately to the Corporate Secretary, Chairman of the Board or the Corporate Compliance Consultant.

This Code does not attempt to describe all possible conflicts of interest that could develop.  Some of the more common conflicts from which you should refrain, however, are set out below:

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You may not knowingly engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

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You may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

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You and your family members may not offer, give or receive gifts to or from anyone who deals with the Company in cases where the gift is being made in order to influence your actions, or where acceptance of the gifts could create the appearance of a conflict of interest.

Corporate Opportunities

You owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.  Your are prohibited from:

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personally taking opportunities that are discovered through the use of Company property, information or your position;

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using the Company’s property, information, or position for personal gain; or

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competing with the Company, directly or indirectly, for business opportunities, provided however, if the Company’s disinterested directors determine that the Company will not pursue a particular opportunity that relates to the Company’s business, you may then do so.

Confidentiality

You will maintain the confidentiality of information entrusted to you by the Company or its customers, and any other confidential information about the Company that comes to you, from whatever source, in your capacity, except when disclosure is authorized or required by laws or regulations.

Protection and Proper Use of Company Assets

You will protect the Company’s assets and ensure their efficient use.  You will not use the Company’s assets for personal benefit without prior authorization from the Chairman or as part of a compensation or expense reimbursement program.

Fair Dealing

You will deal fairly with the Company’s directors, officers, employees, consultants, customers, suppliers and competitors.  You will not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

Compliance with Laws, Rules and Regulations

You will comply with all laws, rules and regulations applicable to the Company, including insider-trading laws.

Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code may be made only by the Board and will be disclosed in accordance with applicable federal laws and SEC rules.

Encouraging the Reporting of any Illegal or Unethical Behavior

You should promote ethical behavior and take steps to ensure that the Company:

a)

encourages everyone to talk to superiors and other appropriate management when in doubt about the best course of action in a particular situation;

b)

encourages everyone to report violations of laws, rules, regulations or this Code to the appropriate personnel; and

c)

will not permit retaliation against anyone for reports made in good faith.

Public Company Reporting

As a public company, the Company’s filings with the SEC must be accurate and timely.  You may be called upon to provide necessary information to assure that the Company’s public reports are complete, fair and understandable.  The Company expects you to provide prompt accurate answers to inquiries related to these public disclosure requirements.

Failure to Comply

Failure to comply with the laws or regulations governing the Company’s business, this Code or any other Company policy or requirement may result in disciplinary action, and, if warranted, legal proceedings.

I have read and understand the above Code of Business Conduct and Ethics.
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